Mail Stop 4720

October 28, 2009

Mr. Michael G. McGuinness
Chief Financial Officer
Manhattan Pharmaceuticals, Inc.
48 Wall Street, 11th Floor
New York, New York 10005

> **Re:** **Manhattan Pharmaceuticals, Inc.**
> **Schedule 14A**
> **Filed September 29, 2009**
> **Revised Schedule 14A**
> **Filed October 28, 2009**
> **File No. 001-32639**

Dear Mr. McGuinness:

We have completed our review of your preliminary proxy statement on Schedule 14A
and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Anthony O. Pergola
        Lowenstein Sandler PC
        65 Livingston Avenue
        Roseland, New Jersey 07068
        Fax: 973.597.2445